April 9, 2009

Via EDGAR Correspondence and Via Facsimile at (703) 813-6981

Craig D. Wilson

Sr. Asst. Chief Accountant

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:

Quality Systems, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2008

Filed June 12, 2008

Form 10-K/A filed July 29, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Filed February 6, 2009

File No. 001-12537

Dear Mr. Wilson:

This letter responds to your letter of comments dated March 31, 2009 issued to Quality Systems, Inc. (the “Company,” “we,” “our”). The responses below correspond to the numbers you placed adjacent to your comments in your March 31 letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 1. Business, page 3

1.

You do not appear to have made the disclosures required by Item 101(e)(4) of Regulation S-K. Specifically, you have not disclosed whether you make available free of charge on your website your annual reports, quarterly reports, current reports, and amendments thereto as soon as reasonably practicable after filing. Please advise.

We currently make available all such information on our website as soon as reasonably practicable after filing. A statement to that effect shall be added to future filings in accordance with Item 101(e)(4) of Regulation S-K. The statement shall read substantially as follows:

Our Internet website address is www.qsii.com. We make our periodic and current reports, together with amendments to these reports, available on our Internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. You may access such filings under the “Investor Relations” button on our website. Members of the public may also read and copy any materials we file with, or furnish to, the Securities and Exchange Commission, or SEC, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. To obtain information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains the reports, proxy statements and other information that we file electronically with the SEC. The information on our Internet website is not incorporated by reference into this Annual Report on Form 10-K.

Craig D. Wilson

April 9, 2009

Item 1A. Risk Factors, page 10

“We face significant, evolving competition...” page 10

2.

You disclose that there has been significant merger and acquisition activity among a number of your competitors in recent years, and that transaction induced pressures or other related factors may result in price erosion or other negative market dynamics that could adversely affect your business, results of operations, and financial condition. Please clarify whether you have experienced any pricing pressure in your industry that has resulted in discounting of system sales, and if so, whether you considered disclosing any impact that this may have had on your revenues.

While we have historically consistently faced some competitors who price their products significantly lower than ours, such pricing practice has increased somewhat in recent quarters resulting in certain of our transactions being discounted more than others. However, it is not clear at this time whether such practice is indicative of a future industry trend nor has it been so pervasive as to materially impact our systems sales. It is also difficult to generalize across the entire spectrum of our business or to attempt to quantify the impact of periodic discounting as the pricing of our transactions is influenced by several factors, including the size of the transaction, the nature of the customer and the factors driving its purchase decision, as well as the degree of competition for such customer’s business.

“Because we believe that proprietary rights are material to our success...” page 14.

3.

You disclose that you are heavily dependent on contractual agreements to protect your intellectual property. However, there is no discussion of the importance of any such license agreements in your business section. Please advise. See Item 101 (c)(1)(iv) of Regulation S-K.

The contractual agreements upon which we depend for the protection of our intellectual property are primarily those with our employees and customers. The employee agreements are typically inventions assignment and nondisclosure agreements. Our customer agreements also contain what we believe are industry standard confidentiality provisions designed to protect our intellectual property rights and products. A concise discussion of these agreements and their importance to the Company, in reasonable detail, shall be added to the business section in future filings in accordance with Item 101(c)(1)(iv) of Regulation S-K. We plan our disclosure in this regard to be substantially as follows:

Craig D. Wilson

April 9, 2009

To protect our intellectual property, we enter into confidentiality agreements and invention assignment agreements with our employees with whom such controls are relevant. Certain qualified employees enter into additional agreements that permit them access, under certain circumstances, to software matters that are both confidential and more strictly controlled. In addition, we include intellectual property protective provisions in many of our customer contracts.

“We are dependent on our license rights and other services from third parties ...” page 15

4.

You disclose that you rely on licenses from third parties for some of the technology used in your products, and that if you cannot continue to use such technology under commercially reasonable terms you may have to discontinue, delay, or reduce product shipments or services. Please tell us what consideration you gave to filing such agreements as material contracts upon which your business is substantially dependent pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The nature of the license rights discussed in this risk factor pertains to products which enhance our NextGen EPM and EHR software and are sold along with these products. Such product revenue is ancillary to our products and are not integral to use of our NextGen EPM and EHR products. Our consideration of filing such agreements as material contracts included an assessment of the materiality of individual third party products to our business. We concluded that our business is not substantially dependent, nor does it depend to a material extent upon any third party license such as to require filing as a material contract pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Form 10-K/A for Fiscal Year Ended March 31, 2008

Item 11. Executive Compensation, page 7

Compensation Discussion and Analysis

Base Salary, page 8

5.

We note your statement that you determine base salaries based in part on peer compensation levels. Please tell us whether you are engaged in benchmarking, and, if so,identify the benchmark and disclose the component companies, if applicable. Please also provide a concise discussion of how comparative compensation information is used relative to the other factors you discuss, including the nature and extent of any discretion the compensation committee retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of Division of Corporation Finance’s compliance and disclosure interpretations of Regulation S-K for more information.

Craig D. Wilson

April 9, 2009

Our Compensation committee did not engage in a formal benchmarking process and therefore does not have a list of component companies which would be used to formally benchmark compensation levels among its peers. Following a review of individual performance, comparative compensation levels were more informally referenced among other factors based on certain market and Company performance data to assist the Committee in arriving at recommended base salaries. The Compensation Committee did retain its own discretion in recommending to the Board base salaries which were, in the judgment of the Committee, moderate, yet competitive.

Cash and Equity Incentive Programs

Fiscal Year 2008 Incentive Program, page 8

6.

You state that certain “operational requirements” are material to your annual cash incentive determinations for Mr. Silverman and Mr. Cline, and certain “qualitative goals” are material to similar determinations for Mr. Holt. Please advise why you have not discussed these compensation elements in material detail.

The operational requirements related to Mr. Silverman and Mr. Cline discussed in our filing pertained to the establishment of a consolidated budget and business plan for the following fiscal year. The qualitative goals for Mr. Holt pertained to the process and timeliness of our regulatory filings and certain accounts receivable collection goals. While achievement of these goals were material to determining an appropriate level of cash incentive based on the individual performance portion of each executive’s compensation package, individually they were not considered material in the overall level of executive compensation. However, based on the staff’s comment, we intend to provide greater detail concerning the elements of this portion of each executive’s compensation in future filings with the Commission – including concise statements regarding those elements deemed important by the Committee in fixing this portion of the cash incentive.

7.	For each of the cash and equity incentive performance bonuses, you should disclose how the maximum compensation levels for the named executive officers were determined.

The maximum cash and equity incentive performance bonuses were determined based on achievement of certain revenue and EPS percentage growth targets. The revenue and EPS levels were developed and approved by our Compensation Committee based on desired and realistic targets for Company growth and increased shareholder value. These goals were then submitted to our Board of Directors for final review, discussion and approval. Based on the staff’s comment, we intend to clarify this process in future filings with the Commission.

Craig D. Wilson

April 9, 2009

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 1. Financial Statements, page 2

Condensed Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 5

8.

We note that your accounting policy in your Form 10-K for the year ended March 31, 2008 indicated that VSOE is the price “when the same element is sold separately (using a rolling average of standalone transaction).” Your disclosures in your Form 10-Q for the period ended December 31, 2008 indicate that VSOE is established using the bell shape curve method or by stated renewals. Please tell us whether there has been a change in the method of establishing VSOE and if so, explain why there was a change in your policy.

Several national accounting firms have published revenue recognition guides which provided interpretive guidance on software revenue recognition. These guides are not authoritative literature; however, they express opinions concerning acceptable practices for revenue recognition under GAAP. Some of these guides have included an approach to calculating VSOE which is referred to as the “bell shaped curve method.” Upon review of these guides, we believed that the bell shaped curve method was preferable as it was the prevalent approach as prescribed by these national accounting firms. The methodology change was implemented during the quarter ended June 30, 2008. In the period of adoption, there was no material change to results based on this change in methodology.

9.

Your disclosures indicate that VSOE of maintenance services is based on the bell shape curve method. Please explain the methodology and assumptions used and tell us how you evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address how you can reasonably estimate fair value if your VSOE varies from customer to customer. As part of your response, tell us the percentage range allowed for your pricing of maintenance services that you consider to be representative of VSOE and how you considered the guidance in paragraph 10 of SOP 97-2.

We follow a bell shaped curve method for determining VSOE for maintenance for most customers. VSOE is based on a percentage of list price under this method.

Craig D. Wilson

April 9, 2009

Under the bell shaped curve method, the entire population of separate maintenance renewals (if maintenance is sold independently of other elements) is evaluated to determine whether the range of prices paid in the separate maintenance renewals is sufficiently narrow to provide evidence of VSOE of fair value. Judgment is required in assessing whether the range of prices is sufficiently narrow; however, we believe that best practice assumes that at least 80 percent of the transactions in the population should fall within the range of plus or minus 15 percent from the median of the range to be sufficiently narrow for VSOE to exist.

If VSOE of fair value is established, the range (not a single point within the range) represents VSOE of fair value. If the stated contract price for an undelivered element is below the acceptable range for VSOE, the lower end of the acceptable range is used. If the stated contract price for an undelivered element is above the acceptable range for VSOE, the upper end of the acceptable range is used.

We offer two levels of maintenance services called level one and level two. Both levels include access to all future upgrades to the software. Level one support includes telephone support for the software. Level two support requires the customer to develop an internal help desk and provides only telephone support for higher level support issues which the customer’s internal help desk is unable to resolve. Level two support is priced significantly below first level support and is considered a separate class of maintenance services.

10.

Your disclosures indicate that for your larger customers VSOE is based on stated renewal rates “only if the rate is determined to be substantive and falls within the Company’s customary pricing practices.” Please tell us how you determine whether renewal rates are substantive and tell us what percentage of your customers actually renew at the stated rates. Please also explain what you mean by “customary pricing practices.”

We follow a bell shaped curve method for determining VSOE for maintenance for most customers. VSOE is based on a percentage of list price under this method.

However, there are a very small number of significantly large customers (representing less than 2% of the customer base) who do not fit into this model of determining VSOE due to the fact that these customers have reached a certain size in which the traditional calculation of maintenance based on the list price of the provider licenses is no longer meaningful, primarily because substantial volume discounts are provided due to such large purchases of licenses. These large customers typically also provide their own first level support requiring assistance for higher level issues only which are more infrequent and not based directly on the number of licenses owned by the customer.

Craig D. Wilson

April 9, 2009

Our historical experience is such that once customers reach $2.5 million in paid license fees, the list prices of the licenses ceases to become meaningful in terms of determining maintenance fees due to volume price discounts typically offered to such customers. At this volume level and above, certain customers have been offered a flat annual maintenance price which is no longer tied to the list price of the software. We believe that for customers of this size and above, a better proxy for assessing maintenance fees is a percentage of actual license fees paid instead of the number of licenses purchased.

For such customers, we determine VSOE based on a stated renewal approach - provided that the stated renewal rate is within our customary pricing practices, defined as a percentage of net license fees paid, instead of the list price, or at least $450,000 per year.

Our range of annual maintenance prices for most of such large customers has been between 11-16% of net license fees paid. This range is representative of our customary pricing practices. We have noted that some national firms’ publications indicate an increased level of skepticism in cases where maintenance is at a rate of less than 10% of net license fees paid, further supporting our policy.

We have determined that a price threshold of $450,000 per year for level two support to be considered substantive - regardless of the number of licenses purchased by a customer. This is due to the absolute dollar amount, the profitability attained by us at this price level, and our experience in the market place for maintenance pricing.

Historically, a very high percentage of our customers (in excess of 95%) have renewed maintenance at stated renewal rates.

We have provisions in our contracts which allow us to increase maintenance fees annually by the CPI plus a certain percentage, generally not exceeding 3%. However, we have a limited history of implementing price increases related to maintenance. We had only one general price increase in the past five years and this price increase was governed by the limitations provided in our arrangements with our customers. As such, we believe that our assessment of VSOE of maintenance is appropriate, as there is minimal variability in its post initial contract maintenance renewal rates.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

For the Three-Month Periods Ended December 31, 2008 versus 2007

System Sales, page 32

11.

We note that in your Form 10-K for the fiscal year ended March 31,2008, you quantified the sale of additional licenses to existing customers, as increasing from $23.3 million to $31.3 million from fiscal 2007. Please tell us whether you considered providing similar quantification of sales as between new versus existing clients in your quarterly report. Please also tell us whether you considered disclosing the extent to which any change in such mix has contributed to the decline in implementation services.

Craig D. Wilson

April 9, 2009

Subsequent to the filing of our Form 10-K for the year ended March 31, 2008, we considered the difficulty in defining additional sales to existing customers. For example, where an existing customer places an order for additional licenses, if that order is generated due to new providers joining that customer’s practice, the order is generally considered an add-on sale. However, if the order was placed for a brand new practice, the order may be considered a new sale. During the June 30, 2008 quarter, we announced a large arrangement with one of our existing customers, Banner Health, a customer since March 2005. The Banner Health order included licenses primarily for brand new practices that have never been our customers. The magnitude of this order resulted in a reconsideration of the definition and, as a result of such analysis, we decided to discontinue disclosing the breakout of additional sales due to the inherent difficulty in determining the proper classification. Please note that we have publicly discussed difficulties in defining additional sales, most notably in our earnings call for the quarter ended June 30, 2008, conducted on August 7, 2008. The transcript of this call was included as an exhibit to our Form 8-K filed on August 13, 2008.

With respect to the decline in implementation services, the amount of implementation and training services revenue in any given quarter is dependent on several factors, including timing of customer implementations, the availability of qualified staff, and the mix of services rendered. We have noted additional factors in recent quarters, including the introduction of internet based training tools and a change in mix towards license sales to existing customers requiring a relatively smaller amount of implementation and training services. These are qualitative factors which would be difficult to quantify, however, management will include a discussion of these factors in future filings with the Commission.

Item 4. Controls and Procedures, page 45

12.

You disclose that your disclosure controls and procedures “result in the effective recordation, processing, summarization and reporting of information that is required to be disclosed in the reports that we file under the Exchange Act and the rules thereunder.” Refer to our letter dated January 12, 2006, regarding our limited review of your Form 10-K for the fiscal year ended March 31, 2005, in which we noted that Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed “is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and are also designed to ensure that the “information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December 31,2008 and confirm that you will conform your disclosure in future filings. This comment also applies to your quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.

Craig D. Wilson

April 9, 2009

We confirm that our disclosure controls and procedures meet all of the requirements of Rule 13a-15(e) as of December 31, 2008 and for the quarters ended June 30, 2008 and September 30, 2008. When appropriate, we will confirm our disclosure in this regard in future filings by providing a statement substantially as follows:

Our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of [APPLICABLE YEAR/QUARTER ENDED DATE], that the design and operation of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) are effective to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, including to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding whether or not disclosure is required.

13.

You state that no “significant” changes have occurred in your internal control over financial reporting during the quarter ended December 31,2008. Please confirm, if true, that there were no changes that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting, without qualification as to significance, and confirm that you will provide similar disclosure in future filings. This comment also applies to your quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008.

We confirm that during the quarters ended December 31, September 30 and June 30, 2008, no changes have occurred that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting, without qualification as to significance. When appropriate, we will provide a disclosure confirming the absence of such changes in our future filings.

Craig D. Wilson

April 9, 2009

In connection with responding to your March 31, 2009 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the staff’s comments. If you have any questions, or require further information please contact Paul Holt, Chief Financial Officer, at (949) 255-2600.

Sincerely, /s/ Paul Holt Paul Holt Chief Financial Officer

cc:	Thomas J. Crane, Rutan & Tucker, LLP (via email and facsimile)